Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Notice of Annual General Meeting 8 June 2015

Attached please find notice of Marine Harvest ASA's 2015 Annual General Meeting.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Marine Harvest Notice of Annual General Meeting 2015: http://hugin.info/209/R/1921965/688887.pdf